Exhibit 23.2

When the reverse stock split referred to in Note 17 to the Consolidated Financial Statements has been consummated, we will be in a position to render the following consent.

/s/    KPMG LLP

Philadelphia, Pennsylvania

June 17, 2004

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Auxilium Pharmaceuticals, Inc.:

We consent to the use of our report dated April 20, 2004 except as to Note 17 which is as of                  , 2004, with respect to the consolidated balance sheets of Auxilium Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2003, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

Philadelphia, Pennsylvania

                 , 2004